                                                                           February 12, 2008

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Mr. Jeffrey Gordon

Staff Accountant

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

INVESCO LTD.

FORM 8-K, ITEM 4.01, FILED JANUARY 18, 2008

FILE NUMBER: 1-13908

Dear Mr. Gordon:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated January 23, 2008, relating to the Current Report on Form 8-K (the “Form 8-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on January 18, 2008.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the Form 8-K. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K

Item 4.01

1.     We note your disclosure that the engagement of Ernst & Young LLP (US) represents only a technical change and not an actual change in your accounting firm. However, this is viewed as two different accounting firms, as Ernst & Young LLP (UK) is listed separately from Ernst & Young LLP (US) within

February 12, 2008
Mr. Jeffrey Gordon

         the PCAOB’s list of registered accounting firms. As such, please amend your Item 4.01 Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.

Response to Comment 1

        Set forth below are our responses to the Staff’s Comment, which the Company respectfully acknowledges.

        We agree that the change from Ernst & Young (UK) to Ernst & Young (US) is viewed as a change in auditor. For this reason, although none of the events triggering a filing obligation described in Item 304(a)(1)(i) of Regulation S-K had occurred (resignation, refusal to stand for re-election, dismissal), the Company voluntarily and timely filed the Form 8-K announcing such change. As further background on the events leading to the change in PCAOB-registered auditor, please note that, on September 28, 2007, the Company filed with the Commission a preliminary proxy statement describing its proposal to redomicile from the U.K. to Bermuda pursuant to a U.K. court-approved Scheme of Arrangement under which shareholders would receive Common Shares in Invesco Ltd., the new Bermuda parent company, in exchange for their Ordinary Shares in INVESCO PLC (the “Redomicile”). In connection with the Redomicile, the Company proposed to delist its Ordinary Shares from the London Stock Exchange and list its Common Shares on the New York Stock Exchange (the “Relisting”).The Company’s definitive proxy statement, filed with the Commission on October 22, 2007 (the “Proxy Statement”), described in detail the Redomicile, the Relisting and related proposals. The Redomicile and Relisting were subsequently approved by the Company’s shareholders and were then effected on December 4, 2007. As a consequence of the Relisting, the Audit Committee of the Company appropriately agreed to engage the member of the global Ernst & Young organization operating in the United States (Ernst & Young LLP (US)) as its independent registered public accounting firm.

        The Form 8-K clearly disclosed that no disagreement, adverse opinion, disclaimer of opinion, modification, or qualification described in Item 304 of Regulation S-K had occurred. The date of the change was set forth in the Form 8-K as January 17, 2008 and was also reiterated in the attached letter from Ernst & Young LLP (UK) acknowledging the change.

        It is clear that Item 304 of Regulation S-K was not drafted in contemplation of the technicalities of the PCAOB’s registration scheme for public company accounting firms, nor was it formulated with the purpose of addressing corporate events such as the Redomicile and Relisting. Thus, although none of the events triggering a filing obligation described in Item 304(a)(1)(i) of Regulation S-K occurred (resignation, refusal to stand for re-election, dismissal), the Company voluntarily and timely filed the Form 8-K in order to provide the fullest possible disclosure to investors. The phrase in the Form 8-K identifying the transition as a "technical change" was added to clarify for investors and news organizations that the Company was continuing to be served by Ernst & Young, merely by a different Ernst & Young registered entity.

February 12, 2008
Mr. Jeffrey Gordon

        In light of the above, the Company believes that it would be misleading to state that the Company’s independent registered public accounting firm either:

• resigned, • declined to stand for re-election, or • was dismissed,

since none of the above phrases accurately describes the actual events. The Company believes that the change in PCAOB-registered entity from one member of the global Ernst & Young organization to another cannot be accurately disclosed by forcing it to fit one of the verbs set forth in Item 304, which was drafted with very different purposes in mind.

2.     To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment 2

        For the reasons set forth above, the Company believes that the Form 8-K, as filed, is factually correct, and would respectfully assert that no amendment should be required.

*     *     *

        If you have any questions regarding this letter, please do not hesitate to call me, Kevin M. Carome, at (404) 479-2945 or Robert H. Rigsby at (404) 479-2845.

                                                            Very truly yours,

/s/ Kevin M. Carome
Kevin M. Carome

cc:     Ernst & Young LLP